[Letterhead of Stellus Capital Investment Corporation]

November 14, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Stellus Capital Investment Corporation**
          File No. 814-00971
          Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Stellus Capital Investment Corporation (the "***Company***"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "***1940 Act***"), are the following:

1.   A copy of the Company's Amended Fidelity Bond Period Endorsement to the Company's Fidelity Bond in the amount of $1,000,000, previously filed with the U.S. Securities and Exchange Commission on November 17, 2023 (the "***Bond***"); and

2.   A copy of the resolutions approved at a meeting of Board of Directors of the Company on November 6, 2024 at which a majority of the directors who are not "interested persons" of the Company as defined under Section 2(a)(19) of the 1940 Act approved the extension of the coverage period, the amount, type, form and coverage of the Bond.

The premium was paid for the period beginning November 7, 2023 and ending December 21, 2024.

If you have any questions regarding this submission, please do not hesitate to call me at (713) 292-5414.

Very truly yours,

/s/ W. Todd Huskinson
W. Todd Huskinson
Chief Financial Officer, Chief
Compliance Officer, Treasurer and
Secretary of the Company

CERTIFICATE OF SECRETARY

The undersigned, W. Todd Huskinson, Secretary of Stellus Capital Investment Corporation, a Maryland corporation (the "***Company***"), does hereby certify that:

1.   This certificate is being delivered to the Securities and Exchange Commission (the "***SEC***") in connection with the filing of the Company's Amended Fidelity Bond Period Endorsement to the Company's Fidelity Bond in the amount of $1,000,000, previously filed with the U.S. Securities and Exchange Commission on November 17, 2023 (the "***Bond***") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "***1940 Act***"), and the SEC is entitled to rely on this certificate for purposes of the filing.

2.   The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.   Attached hereto as <u>Exhibit A</u> is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company as defined under section 2(a)(19) of the 1940 Act approving the amount, type, form and coverage of the Bond.

4.   Premiums have been paid for the period November 7, 2023 to December 21, 2024.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 14th day of November, 2024.


/s/ W. Todd Huskinson

W. Todd Huskinson

Secretary


EXHIBIT A

Approval of Extension of the Current Fidelity Coverage Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "***1940 Act***") and Rule 17g-1(a) thereunder require a business development company (the "***BDC***"), such as Stellus Capital Investment Corporation (the "***Company***"), to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "***covered person***"); and

WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "***single insured bond***"), or (iii) a bond which names the Company and one or more other parties as insureds (a "***joint insured bond***"), as permitted by Rule 17g-1 under the 1940 Act; and

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the directors who are not "interested persons," (the "***Independent Directors***") as such term is defined under the 1940 Act approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1 under the 1940 Act, which are described in the accompanying memorandum attached hereto as Exhibit A; and

WHEREAS, under Rule 17g-1 under the 1940 Act, the Company is required to make certain filings with the SEC and give certain notices to each member of the Company's Board of Directors (the "***Board***") in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, on November 1, 2023, the Board approved the Company's current fidelity bond (the "***Fidelity Bond***") covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Chubb Group of Insurance Companies and its affiliates having an aggregate coverage of $1,000,000 for the period beginning November 7, 2023, and ending November 7, 2024; and

WHEREAS, the Company's management proposes to extend the period of the Fidelity Bond to December 21, 2024, while maintaining the same amount of coverage as previously approved by the Board on November 1, 2023.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Directors, hereby approves the extension of the Fidelity Bond to December 21, 2024 and determines that the amount, type, form, premium and coverage of the Fidelity Bond continues to be fair and reasonable; and

FURTHER RESOLVED, that the President and Chief Executive Officer and the Chief Financial Officer and Secretary of the Company, (individually, an *"Authorized Officer"* and, together, the *"Authorized Officers"*) be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

PREMIUM BILL

Date: October 30, 2024

Insured: STELLUS CAPITAL INVESTMENT CORPORATION

Producer: MARSH USA LLC
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 100360000

Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: J06054468

Policy Period: 11-07-2023 to 12-21-2024

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06054468

Product	**Effective Date**	**Premium**
Financial Institution Bond for Investment Companies	11-07-2024	$427.00

TOTAL POLICY PREMIUM	$427.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

CHUBB®

AMEND BOND PERIOD ENDORSEMENT

Named Assured STELLUS CAPITAL INVESTMENT CORPORATION				Endorsement Number 4
Bond Number J06054468	Bond Period 11-07-2023	to	12-21-2024	Effective Date of Endorsement November 7, 2023
Issued By Federal Insurance Company				

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:

Item 1.   Bond Period: From: November 7, 2023
                              To: December 21, 2024
                              At 12:01 A.M. local time at the Address of **Assured**.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative